PT INDOSAT TBK AND INDOSAT FINANCE COMPANY B.V. ANNOUNCES

 FULL REDEMPTION OF ITS 7.75% GUARANTEED NOTES DUE 2010

Cusip Nos.: 45579MAA5 / N44507AA4

ISIN Nos.: US45579MAA53 / USN44507AA44

Common Code: 017971964 / 017972022

Jakarta, August 20, 2010  — PT Indosat Tbk (“Indosat”) and  Indosat Finance Company B.V. (“IFC”), a wholly owned subsidiary of Indosat, today announces that as of August 10, 2010, IFC has redeemed all of its outstanding 7.75% Guaranteed Notes due 2010 (the “Notes”) pursuant to the terms of the amended and restated indenture dated as of January 25, 2006, as supplemented by the fourth supplemental indenture dated July 29, 2010.  IFC received notice of the cancellation of all outstanding Notes from The Bank of New York Mellon, as trustee, on August 18, 2010.  The Notes were originally scheduled to mature on November 5, 2010.  IFC expects the delisting and the deregistration of the Notes from the Singapore Exchange Securities Trading Limited and the Luxembourg Stock Exchange to be effective in due course.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.